D&O Group 37 Radio Circle Drive Mount Kisco, New York 10549 main 914 241 8900 facsimile 914 241 8098

March 28, 2018

Ross Nerison

Hays Companies of Minnesota

80 South Eighth Steet, Suite 700

Minneapolis, MN 55402

Re:	Destra Investment Trust

Financial Institution Crime Policy for Investment Companies

Dear Ross:

Tokio Marine HCC - D&O Group is pleased to present the following confirmation of binding on behalf of U.S. Specialty Insurance Company (Financial Institution Crime Policy for Investment Companies ):

ITEM 1.	Named Insured and Principal Address:
Destra Investment Trust
One North Wacker Drive, 48th Floor
Chicago, IL 60606

ITEM 2.	Policy Number: 64-MGU-18-A43367

ITEM 3.	Policy Period:	(a)	Inception Date:	3/31/2018
		(b)	Expiration Date:	3/31/2019
from 12:01 a.m. Standard Time at the Principal Address Stated in ITEM 1.

ITEM 4.	Limit of Liability and Deductible Amounts (Inclusive of Defense Expenses):
$600,000

Single Loss Coverage Form	Limit of Insurance	Deductible Amount
Fidelity	$600,000	$5,000
On Premises	$600,000	$5,000
In Transit	$600,000	$5,000
Forged or Altered Instruments	$600,000	$5,000
Forged, Altered or Counterfeit Securities	$600,000	$5,000
Counterfeit Money	$600,000	$5,000
Computer Fraud	$600,000	$5,000
Voice Initiated Transfer Fraud	$600,000	$5,000
Telefacsimile Transfer Fraud	$600,000	$5,000
Uncollectible Items of Deposit	$600,000	$5,000
Audit and Claim Expense	$50,000	$1,000

Note: The Deductible Amount applicable to Insuring Agreement 1. shall not apply to loss covered under Insuring Agreement 1.a. which is sustained by a registered investment company.

If coverage is provided under Insuring Agreement 8. Voice Initiated Transfer Fraud and/or Insuring Agreement 9. Telefacsimile Transfer Fraud, the verification callback amount is $5000

ITEM 5.	Premium: $2,848.00

ITEM 6.	The following endorsements will be added to the basic contract:
Illinois Civil Union Act Disclosure IL CVU N 06 11

FI 20 13 01 10 - Audit and Claims Expense - Extended Coverage Endorsement
FI 20 15 01 10 - Provide Required Notice of Cancellation, Modification or Termination to the
Financial Industry Regulatory Authority Endorsement
FI 10 11 01 10 - Provide Discovery Coverage for Aquired Institutions
FI 10 01 01 10 - Policy Changes (Discovery Form) 2. The Following Insured(s) is added as a Named Insured(s): Destra Investment Trust; Destra Investment Trust II; Destra Preferred & Income Securities Fund; Destra Focused Equity Fund; Destra Dividend Total Return Fund; Destra Wolverine Alternative Opportunities Fund

ITEM 7.	Commission: 15%

ITEM 8.	U.S. Specialty Insurance Company (Financial Institution Crime Policy for Investment Companies) will provide the basic contract.

CONTINGENCIES:

Please note that this binder is contingent upon all of the following:

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described below, and any modifications of such term as described in this Binder section. Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured or by the Broker on behalf of the Insured, by written notice to the Insurer or by surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Effective Date.

Please note this Binder contains only a general description of coverages provided. For a detailed description of terms of a policy you must refer to the policy itself and endorsements bound herein.

Payment of the premium by the date indicated on the attached invoice.

Failure to meet these contingencies may result in coverage being cancelled or voided ab initio. It is your agency's/brokerage's responsibility to conform with the Laws and Regulations of the applicable jurisdiction (state of the insured), including, but not limited to holding the required license(s).

Sincerely,

George Blume (914)
242-7855
gblume@tmhcc.com

Exhibit A

SECRETARY’S CERTIFICATE

I, Jane Hong Shissler, Secretary of Destra Investment Trust (the “Trust”) do hereby certify that the following is a true and complete copy of resolutions duly adopted at a meeting of the Board of Trustees of the Trust, duly called and held on February 12, 2018 at which a quorum was present and acting throughout, and that the resolutions have not been rescinded, revoked or modified and are still in full force and effect as of the date hereof.

WHEREAS, it is intended that the Trust and each series of such Trust (the “Funds”) obtain fidelity bond coverage in accordance with Rule 17g-1 of the Investment Company Act of 1940.

NOW, THEREFORE, BE IT

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed to make all payments, if any, and do any and all acts as they deem necessary or desirable to obtain the fidelity bond coverage for the Trust and each Fund and to enter into an agreement with each Fund concerning such coverage as required by Rule 17g-1(f) under the Investment Company Act of 1940, such agreement being in substantially the form as provided; and it is

FURTHER RESOLVED, that fidelity bond coverage insuring the Trust and the Funds in the amount required by Rule 17g-1 of the Investment Company Act of 1940, or such greater amounts as officers of the Trust may from time to time determine in accordance with the provisions of Rule 17g-1 of the Investment Company Act of 1940, is hereby deemed to be reasonable in form and amount as required by and considering all relevant factors as provided in Rule 17g-1 and is hereby approved; and it is

FURTHER RESOLVED, that the Trust’s and the Funds’ participation with other management investment companies advised by Destra Capital Advisors LLC, if applicable, in the purchase and maintenance of the fidelity bond coverage as required by Rule 17g-1under the Investment Company Act of 1940, and the payment by each Fund of that portion of additional premium, if any, for such coverage as may be allocated to each in accordance with the premium allocation methodology previously approved by the Trustees, and considering all relevant factors as provided in Rule 17g-1, is hereby approved; and it is

FURTHER RESOLVED, that the Secretary, or any Officer of the Trust, is hereby designated the officer to make the filings and give or cause to be given the notices required by Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940; and it is

FURTHER RESOLVED, that the form of Joint Insured Bond Agreement between the Trust, in substantially the form described at this Meeting, be, and hereby is, ratified, confirmed and approved

Dated: March 29, 2018

/s/ Jane Hong Shissler
Jane Hong Shissler
Secretary

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